UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 8, 2017

Grupo Supervielle S.A. announces the payment of dividends for the fiscal year ended on December 31, 2016

Buenos Aires, May 8, 2017 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that in accordance with the resolution of the Annual Ordinary and Extraordinary Shareholders Meeting held on April 27, 2017, cash dividends will be distributed to Shareholders for the amount of AR$ 65,500,000 on May 23, 2017.

The amount to be distributed is equivalent to 18.00550592% of the outstanding capital and the nominal value of its representative shares or AR$0.1800550592 per outstanding share or AR$0.900275296 per ADS.

The Record Date of this dividend payment is May 22, 2017. Payment will be made through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina), in accordance with the Listing Rules of Bolsas y Mercados Argentinos (BYMA). ADS Holders will receive payment through the Depositary Bank, The Bank of New York Mellon.

About Grupo Supervielle S.A.

Grupo Supervielle S.A. (“Supervielle”) is a domestic universal financial services group in Argentina and owns the fourth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad spectrum of individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of December 31, 2016, Supervielle had total assets of AR$ 53.2 billion under Argentine Banking GAAP, 320 access points and over 2 million customers. For more information, please visit www.gruposupervielle.com

Ana Bartesaghi

5411-4324-8132

ana.bartesaghi@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

gustavo.tewel@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

nahila.schianmarella@supervielle.com.ar

Valeria Kohan

5411-4340-3013

valeria.kohan@supervielle.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 8, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer